Exhibit 99.2

FOAMIX PHARMACEUTICALS LTD.

PROXY FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 22, 2015
  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Meir Eini and Dov Tamarkin and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Foamix Pharmaceuticals Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Thursday, May 21, 2015, at an Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, on Monday, June 22, 2015 at 3:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposal described below, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FOAMIX PGARMACEUTICALS LTD.

June 22, 2015

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE
PROPOSALS FOR THE MEETING

PLEASE BE CERTAIN TO COMPLETE ITEMS 1-5 BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	(a) To ratify the election of Dr. Anna Kazanchyan as a director of the Company	☐	☐	☐
		(b) To ratify the election of Dr. Aaron Schwartz as a director of the Company	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	2.	To appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm, as our independent registered public accounting firm for the year ending December 31, 2015, and authorize the Company’s board of directors, or the Board, to determine the compensation of the auditors	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	3.	To approve the Company’s executives and directors compensation policy	☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐			FOR	AGAINST	ABSTAIN
	4.	(a) To grant Dr. Tamarkin a cash bonus of NIS 459,000 for the year 2014	☐	☐	☐
		(b) To increase the annual base salary of Dr. Tamarkin, to $290,000, effective January 1, 2015	☐	☐	☐
		(c) To grant Dr. Tamarkin options to purchase 45,000 ordinary shares	☐	☐	☐
		(d) To grant Dr. Tamarkin 18,000 restricted stock units of the Company	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	5.	(a) To grant Mr. Eini a cash bonus of NIS 459,000 for the year 2014	☐	☐	☐
		(b) To increase the annual base salary of Mr. Eini to $283,500, effective January 1, 2015	☐	☐	☐
		(c) To grant Mr. Eini options to purchase 36,000 ordinary shares	☐	☐	☐
		(d) grant Mr. Eini 18,000 RSUs, vesting over 4 years in equal parts	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.